Elizabeth Gioia Vice President, Corporate Counsel
The Prudential Insurance Company of America 213 Washington Street, Newark, NJ 07102-2917 Tel 203-402-1624 Elizabeth.gioia@prudential.com

April 5, 2021

VIA EDGAR

Alberto H. Zapata, Esq.
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Response to SEC Staff Comments on Registration Statement
    Prudential Annuities Life Assurance Corporation Variable Account B
    Post-effective Amendment No. 71 to Registration Statement on Form N-4
SEC File Nos. 333-96577 and 811-05438

Dear Mr. Zapata:

On behalf of the above-referenced Registrant, below are responses to Staff oral comments received on March 25, 2021 to Post-effective Amendment No. 71 to Registration Statement noted above. Please note that certain of the Staff’s comments referred to a “Bonus Credit.” Disclosure in the Registration Statement refers to a “Credit.”

Please note that in addition to revisions made to address your comments, we also made revisions to address applicable comments made by Mr. Scott Lee on two additional registration statements he reviewed. These comments are noted with an asterisk below.

The Staff’s comments and our proposed responses are as follows (all page references are to page numbers of the prospectuses contained in the above-referenced Post-effective Amendment No. 71 filed with the SEC):

1.On the facing sheet of Form N-4, omit “Title of Securities being Registered.

Response: Agreed. Registrant has removed this information.

Alberto H. Zapata, Esq.
April 5, 2021

2.Class IDs.
a.Delete obsolete contracts

Response: Registrant confirms there are no obsolete contracts associated with this filing.

b.List all contracts in their entirety in the associated EDGAR Class (Contract) identifier

Response: Registrant has updated the EDGAR Class(Contract) Name to match the product names.

3.Supplementally confirm that contract holders received notice about alternative disclosures under Rule 30e-3 in 2019 and 2020.

Response: Registrant confirms that contract holders received notice in 2019 and 2020 regarding alternative disclosures.

4.To the extent that there are multiple classes, add them to the cover page

Response: There are no separate contract classes offered. The reference to “designated class” in the prospectus refers to contract owners eligible for a different Credit rate, rather than to a share class.

5.Confirm all appropriate Bonus disclosure is included.

Response: Registrant confirms that required disclosure regarding Bonus Credits has been incorporated.

6.In the Key Information Table, add disclosure that Bonus Credits may be recaptured on early withdrawal or surrender.

Response: Agreed. Registrant has added applicable disclosure.

7.In the Key Information Table, per Item 2, instruction 2.(c)(i)(B) only the column headings for the Minimum and Maximum Annual Fee should be bolded.

Response: Agreed. Registrant has revised formatting accordingly.

8.*In the Minimum and Maximum sections of Ongoing Fees and Expenses portion of the Key Information Tables, remove the parentheticals regarding annual maintenance fee and consider whether the Admin Fee is necessary.

Response: Registrant has removed the parenthetical and will include the fee, as calculated in accordance with Item 2, Instruction 2(c)(i)(D) in our 485(b) filing.

9.In the Highest and Lowest Annual Cost Examples in the Key Information Table, confirm that the examples do not include Bonus Credits.
Response: Registrant confirms that the examples do not include Bonus Credits.

10.In the Conflicts of Interest disclosure, add the types and basis for such compensation.

Response: Agreed. Registrant has added disclosure regarding the types and basis of compensation.

11.Provide a brief summary of the fixed investment options in the Overview.

Response: Agreed. Registrant has added additional disclosure.

Alberto H. Zapata, Esq.
April 5, 2021

12.Delete the last paragraph in the Overview.

Response: Agreed. Registrant has removed this paragraph.

13.Remove the Settlement Charges (including the Administrative charge for beneficiaries) from the Annual Annuity Expenses table and consider adding as a footnote.

Response: Agreed. Registrant has removed the disclosure from the table and moved the information into footnotes following the table.

14.Combine the Annuity Expense and Optional Benefit Expense tables into a single table and adjust legends and footnotes accordingly.

Response: Agreed. Registrant has combined the tables and made conforming revisions to the legend and footnotes

15.On page 13, the last line of the table is not necessary.

Response: Agreed. Registrant has removed this line.

16.Provide a more direct link to webpages.

Response: Agreed. Registrant has revised webpage addresses where appropriate throughout the Registration Statement.

17.On page 18, provide additional detail on what information is contained in the other prospectus.
Response: Agreed. Registrant has added additional disclosure regarding the contents of the other prospectus.

18.In the Purchasing Your Annuity section, immediately under the heading, remove the second sentence and consider adding the first sentence to all other prospectuses. (Note this comment is being added from comments received for Pruco Life of New Jersey Prudential Premier B, L, X Series and we are applying it here as well for consistency)
Response: Agreed. Registrant has made or will make this change to other products as applicable.

19.On page 30, if the Credit is no longer available because of the age of the contracts, consider removing the charts describing the credits.
Response: Agreed. Registrant has removed the charts and slightly modified surrounding disclosure accordingly.

20.If availability of Optional Benefits differs by contract, revise the Optional Benefit table accordingly.

Response: Agreed. Registrant has revised the last column of the chart to indicate which benefits are not available with certain contracts.

21.Add Dollar Cost Averaging to the optional benefit table.

Response: Agreed. Registrant has added Dollar Cost Averaging to the Optional Benefit Table.

22.Remove Trust names from Appendix A.

Response: Agreed. Registrant has removed Trust names from Appendix A.

Alberto H. Zapata, Esq.
April 5, 2021

23.Clarify whether the “Waiver” footnotes following the table in appendix A are footnotes.

Response: Agreed. Registrant has altered the formatting and order of information following the table in Appendix A to clarify that the waiver information does footnote the information in the table.

24.On the back page of the prospectus, provide a more direct web address.

Response: Agreed. Registrant has revised webpage addresses where appropriate throughout the Registration Statement.

25.Correct typo in SEC email address

Response: Agreed. Registrant has corrected the typo.

26.On the back page of the prospectus, confirm that the Contract identifier is correctly stated for each Contract covered by the prospectus.

Response: Agreed. Registrant confirms the Contract identifiers are correct.
(Stagecoach only)
27.Explain why Stagecoach is in a separate prospectus within this same registration.

Response: Stagecoach was distributed by a single broker-dealer.

28.Confirm when Stagecoach was last updated.

Response: Stagecoach was last updated in 2005.

29.On page 8, The presentation of the CDSC table is placed between footnotes to the Transaction Expense Table. Format the presentation of the Transaction Expense Table in a way that the footnotes are together below the table.

Response: Agreed. The table and footnotes have been reformatted in both the Advanced Series Advisor Plan III and the Stagecoach Advanced Series Advisor Plan III prospectus for consistency and clarity.

30.On page 8, delete footnote 3.

Response: Agreed. Registrant has deleted the footnote.

31.On page 28, Consider adding Dollar Cost Averaging to the optional benefit table.

Response: Agreed. Registrant has added Dollar Cost Averaging to the Optional Benefit Table.

32.On page 58, add a Death Benefit Example.

Response: Agreed. Registrant has added an example for the Death Benefit.

Alberto H. Zapata, Esq.
April 5, 2021

33.On the page following page E-1 of Stagecoach prospectus, explain why there is one contract number here and 3 in the SAI.

Response: The Contract Identifier located on the two pages following page E-1 is specific to the Stagecoach ASAP III product. The SAI that follows is the same for, and shared among, the three Contract Identifiers listed at the bottom of the first page of the SAI.

34.In the Part C, Item 27, confirm the exhibit numbers.

Response: Registrant has chosen to use numbers in place of letters for the exhibits listed in Item 27. The exhibit numbers have been confirmed and exhibits have been shifted into the applicable numbers. Registrant has also made other minor changes to Part C to conform to specified language in Form N-4 instructions to Part C.

If you have any questions, please call me at (203) 402-1624.

Very truly yours,

/s/Elizabeth Gioia
Elizabeth Gioia
Vice President, Corporate Counsel